

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2012

<u>Via E-mail</u>
Mr. Ray Singleton
President and Chief Executive Officer
Earthstone Energy Inc.
633 17th Street, Suite 1645
Denver, Colorado 80202

  Re: **Earthstone Energy Inc.**
    Form 10-K for the Fiscal Year Ended March 31, 2011
    Filed June 16, 2011
    File No. 0-7914

Dear Mr. Singleton:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/H. Roger Schwall

      H. Roger Schwall
      Assistant Director